March 1, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Attn:  John Hartz, Senior Assistant Chief Accountant

Re:	International Game Technology (Company, IGT, we, our)
Form 10-K for the fiscal year ended October 3, 2009
Definitive Proxy Statement on Schedule 14A filed January 19, 2010
File No. 001-10684

Ladies and Gentlemen:

This letter is in response to your letter dated February 4, 2010 setting forth comments of the Staff of the Securities and Exchange Commission on our Form 10-K for the fiscal year ended October 3, 2009 filed on December 2, 2009 and our Definitive Proxy Statement on Schedule 14A filed on January 19, 2010 under the Securities Exchange Act of 1934. Our response to each specific comment is set forth below. For convenience, the comment from your letter is stated in italics prior to our response.

Form 10-K for the Fiscal Year Ended October 3, 2009

Item 1. Business page 2

1.
In future filings, please disclose your revenues from U.S. customers over the last three fiscal years. Alternatively, provide a cross-reference to this information in your financial statements. See Item 101(d)(1)(i)(A) of Regulation S-K.

Response:

In response to the Staff's comment, we note that a cross-reference was provided on page 2 of our Form 10-K—Business Segments discussion to Note 21 of our Consolidated Financial Statements for other segment and financial information. There we quantified the less significant amounts of Canada revenues included in our North America segment, comprised of only U.S. and Canada operations, allowing the reader to infer that the majority of North America segment revenues are from the U.S.

However, in an effort to provide greater clarity and in response to the Staff's comment, in future 10-K filings we will expand our disclosures to provide the specific amounts of both US and Canada revenues included in our North America segment.

International Game Technology

9295 Prototype Drive
Reno, NV  89521-8986
775-448-7777
www.IGT.com

U.S. Securities and Exchange Commission	March 1, 2010	Page 2

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters page 20

2.
We note from your disclosure on page 39 that your amended domestic credit facility restricts your ability to declare or make cash dividends in excess of certain amounts. In future filings, please discuss under this heading all material limitations on your ability to pay cash dividends. Alternatively, provide a cross-reference to the specific discussion of these restrictions in your management’s discussion and analysis and in your financial statements. See Item 201(c)(1) of Regulation S-K.

Response:

In response to the Staff's comments, in future filings we will expand our disclosures under Item 5 of our Form 10-K to provide a cross-reference to our discussion of restrictions on our ability to pay cash dividends in the Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Credit Facilities and Note 13 of our Consolidated Financial Statements.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 37

3.
We note from Note 13 to your consolidated financial statements that you had a foreign credit facility in the amount of $58.6 million at September 30, 2009. In future filings, please discuss the material terms of this credit facility and file or incorporate by reference the underlying credit agreement as a material contract. Alternatively, tell us why you believe this credit facility is immaterial. See items 303(a)(1) and 601(b)(10) of Regulation S-K.

Response:

In response to the Staff's comments, for the reasons noted below we do not believe our foreign credit facilities to be material sources of funding. Consequently, we provided limited discussion of their terms and have not filed the underlying credit agreements as material contracts.

Our foreign credit facilities in aggregate represented only 3% of our total available credit facilities worldwide at September 30, 2009 and drawn amounts are seldom outstanding more than a few months. At September 30, 2009, $53.3 million was available under foreign revolving credit facilities in Japan and Australia, after $5.3 million drawn in Japan.

Additionally, in connection with our recent announcement to close international operations in Japan (included in Part II—Item 5 of our 10-Q filed February 11, 2010), we expect to repay and terminate our Japan credit facilities by the early part of our third quarter of fiscal 2010. The sole remaining foreign credit facility in Australia represented less than 1% of our total available credit facilities worldwide at September 30, 2009.

Item 8 – Financial Statements and Supplementary Data, page 46

Note 13 – Credit Facilities and Indebtedness, page 73

3.25% Convertible Notes, page 75

4.
We note that your 3.25% Convertible Notes are convertible into 50.0808 shares of IGT Common Stock, representing a conversion price of $19.97 per share. Upon conversion, a holder will receive cash up to the aggregate principal amount of each note and shares of your common stock for any conversion value in excess of the principal amount as determined per the indenture. The conversion rate is adjustable upon the occurrence of certain events as defined in the indenture. With reference to these terms, please provide us with your analysis of how you determined the embedded conversion option is not required to be bifurcated, classified as a liability, and marked-to-market each reporting period. Your analysis should clearly address FASB ASC 815-15-25-1 and FASB ASC 815-40, as appropriate.

U.S. Securities and Exchange Commission	March 1, 2010	Page 3

Response:

FASB ASC 815-15-25-1 states that an embedded derivative instrument is required to be bifurcated from the host contract and accounted for as a derivative instrument if all of the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

b.
The hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to FASB ASC 815-10-15, be a derivative instrument subject to the requirements of FASB ASC 815-10.

IGT evaluated the three criteria necessary for bifurcation of the conversion option from the Notes and determined that bifurcation was not required. A summary of this evaluation is described below.

FASB ASC 815-15-25-1(a) Analysis:
Based on the guidance provided for in FASB ASC 815-15-25-51, the embedded conversion option is not clearly and closely related to the debt host instrument because changes in the fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related.

FASB ASC 815-15-25-1(b) Analysis:
The Notes (including the embedded conversion option) are not remeasured at fair value.

FASB ASC 815-15-25-1(c) Analysis:
The conversion option meets the definition of a derivative if it satisfies all of the characteristics in FASB ASC 815-10-15-83. However, FASB ASC 815-10-15-74(a) states that contracts issued by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity should not be considered derivatives and thus they are excluded from the scope of FASB ASC 815.

IGT evaluated the two criteria necessary to qualify for the scope exception in FASB ASC 815-10-15-74(a) and determined that the conversion option met the scope exception. A summary of this evaluation is described below.

FASB ASC 815-10-15-74(a)(1) Analysis:
Based on the guidance provided for in FASB ASC 815-40-15-7, the conversion option is considered indexed to IGT stock because (a) the conversion option’s contingent exercise provisions are not based on an observable market, other than the market for IGT stock, and are not based on an observable index and (b) upon the occurrence of any of the conversion option’s contingent exercise provisions, the conversion option’s settlement amount in all possible scenarios is based solely on IGT stock.

The conversion rate/price of IGT’s Notes may be adjusted, in accordance with specified mathematical calculations, upon the occurrence of the following events:

1.	IGT pays a stock dividend to all or substantially all holders of IGT common stock or IGT subdivides or combines the outstanding shares of IGT common stock.

2.
IGT issues rights or warrants to all or substantially all holders of IGT common stock entitling the holders to purchase IGT common stock at a price per share less than the average closing market price of IGT stock for the 10 day period prior to and including the day immediately prior to the ex-dividend date of such issuance.

3.
IGT distributes to all or substantially all holders of IGT common stock its debt, securities or assets or any rights, warrants or options to purchase securities of IGT excluding the items listed in 1 and 2 above, cash dividends and spin-offs.

4.	IGT distributes a cash dividend to all or substantially all holders of IGT common stock in excess of a quarterly cash dividend of $0.06 per share.

5.
IGT or any subsidiary of IGT makes a payment for a tender or exchange offer to the extent the cash and value of any other consideration included in the payment per share of IGT common stock exceeds the average closing market price of IGT stock for the 10 day period prior to and including the last day that the exchange or tender can be made.

U.S. Securities and Exchange Commission	March 1, 2010	Page 4

6.
A fundamental change occurs such as a consolidation, merger or sale of all or substantially all of IGT’s property and assets, a liquidation or dissolution of IGT or a termination of trading of IGT common stock.

7.
IGT elects to voluntarily increase the conversion rate as permitted by law for at least 20 business days so long as the increase is irrevocable during the period or IGT elects to voluntarily increase the conversion rate to avoid or diminish income tax to IGT stockholders or rights to purchase IGT common stock in connection with a dividend or distribution of shares or similar event.

IGT evaluated each of these events based upon the guidance provided for in FASB ASC 815-40-15-7 and determined that the conversion option is considered indexed to IGT stock.

IGT adopted the amended guidance provided for in FASB ASC 815-40-15 as of the beginning of fiscal 2010. As required, IGT reevaluated the conversion option under the provisions of the amended guidance and determined that there was no impact because the conversion option’s contingent exercise provisions and settlement amounts were still considered to be indexed to IGT stock.

FASB ASC 815-10-15-74(a)(2) Analysis:
Based on the guidance provided for in FASB ASC 815-40-25-4, the conversion option would be classified in equity if it were a freestanding instrument because the conversion option is net-share settled requiring IGT to deliver cash up to the aggregate principal amount and shares of IGT common stock for any conversion value in excess of the principal amount and because all of the criteria in FASB ASC 815-40-25-7 through 815-40-25-35 and 815-40-55-2 through 815-40-55-6 were met as follows:

ª	IGT is permitted to settle the conversion value in excess of the principal amount of the Notes in unregistered shares.

ª	IGT has sufficient authorized and unissued shares available to net-share settle the Notes after considering all other potential commitments to issue shares during the 5 year term of the Notes.

ª	The Notes contain an explicit limit on the number of shares required to be delivered to holders of the Notes (subject to standard adjustments for events such as stock splits).

ª	The Notes do not require net-cash settlement in the event that IGT does not make timely filings with the SEC.

ª	There are no cash settled “top off” or “make whole” provisions.

ª	The Notes require net-cash settlement only in specific circumstances in which IGT common stockholders also would receive cash in exchange for their shares.

ª	There are no provisions in the Notes that indicate that the holder has rights that rank higher than those of a shareholder of the stock underlying the contract.

ª	There is no requirement in the Notes for IGT to post collateral at any point or for any reason.

Accordingly, the conversion option meets the scope exception in FASB ASC 815-10-15-74(a) and is not required to be bifurcated from the Notes. From the date of issuance through September 30, 2009, the Notes (including the embedded conversion option) are accounted for as a single debt instrument based on the guidance in FASB ASC 815-15-55-81 and FASB ASC 470-20-25.

Note Hedges, page 76

5.
Please supplementally provide us and revise future filings with a more specific discussion of the provisions of the convertible note hedges, including how you determined the initial and subsequent accounting and disclosure requirements. Please cite the accounting literature you relied on.

Response:

The note hedges were accounted for as equity transactions in accordance with the guidance provided in FASB ASC 815-40-25-4.

In determining the appropriate accounting treatment for the note hedges, IGT considered the applicability of the guidance in FASB ASC 480, which requires liability classification for certain financial instruments, but determined that this guidance did not apply because the note hedges do not represent obligations for IGT to repurchase its shares; instead, the note hedges give IGT the right to receive shares at a specified price.

U.S. Securities and Exchange Commission	March 1, 2010	Page 5

Additionally, IGT considered the applicability of the guidance in FASB ASC 815, which requires derivative accounting for certain financial instruments, but determined that the note hedges met the scope exception provided for in FASB ASC 815-10-14-74(a) which states that contracts issued by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity should not be considered derivatives and thus they are excluded from the scope of FASB ASC 815.

FASB ASC 815-10-15-74(a)(1) Analysis:
Based on the guidance provided for in FASB ASC 815-40-15-7, the note hedges are considered indexed to IGT stock because (a) the note hedge’s contingent exercise provisions are not based on an observable market or an observable index and (b) upon the occurrence of any of the note hedge’s contingent exercise provisions, the note hedge’s settlement amount in all possible scenarios is based solely on IGT stock.

The settlement amount of the note hedges may be adjusted, in accordance with specified mathematical calculations, upon the occurrence of the following events:

1.	IGT pays a stock dividend to all or substantially all holders of IGT common stock or IGT subdivides or combines the outstanding shares of IGT common stock.

2.
IGT issues rights or warrants to all or substantially all holders of IGT common stock entitling the holders to purchase IGT common stock at a price per share less than the average closing market price of IGT stock for the 10 day period prior to and including the day immediately prior to the ex-dividend date of such issuance.

3.
IGT distributes to all or substantially all holders of IGT common stock its debt, securities or assets or any rights, warrants or options to purchase securities of IGT excluding the items listed in 1 and 2 above, cash dividends and spin-offs.

4.
IGT distributes a cash dividend to all or substantially all holders of IGT common stock in excess of a quarterly cash dividend of $0.06 per share, IGT distributes a quarterly cash dividend that is less than $0.06 per share or IGT elects not to distribute a quarterly cash dividend.

5.
IGT or any subsidiary of IGT makes a payment for a tender or exchange offer to the extent the cash and value of any other consideration included in the payment per share of IGT common stock exceeds the average closing market price of IGT stock for the 10 day period prior to and including the last day that the exchange or tender can be made.

6.	Upon the occurrence of a consolidation, merger or sale of all or substantially all of IGT’s property and assets.

7.	Upon the occurrence of certain disruption events such as nationalization, delisting, change in law, failure to deliver or insolvency filing.

8.	Upon the occurrence of certain other termination events such as certain events of default or amendments of the Notes.

IGT evaluated each of these events based upon the guidance provided for in FASB ASC 815-40-15-7 and determined that the note hedges are considered indexed to IGT stock.

IGT adopted the amended guidance provided for in FASB ASC 815-40-15 as of the beginning of fiscal 2010. As required, IGT reevaluated the note hedges under the provisions of the amended guidance and determined that there was no impact because the note hedge’s contingent exercise provisions and settlement amounts were still considered to be indexed to IGT stock.

FASB ASC 815-10-15-74(a)(2) Analysis:
Based on the guidance provided for in FASB ASC 815-40-25-4, the note hedges are considered equity transactions because the note hedges require net-share settlement and because all of the criteria in FASB ASC 815-40-25-7 through 815-40-25-35 and 815-40-55-2 through 815-40-55-6 were met as follows:

ª	IGT is not required to issue shares upon settlement of the note hedges; therefore, the requirement for IGT to be able settle the note hedges in unregistered shares is not applicable.

U.S. Securities and Exchange Commission	March 1, 2010	Page 6

ª
IGT is not required to issue shares upon settlement of the note hedges; therefore, the requirement for IGT to have sufficient authorized and unissued shares available to settle the note hedges is not applicable.

ª
IGT is not required to issue shares upon settlement of the note hedges, therefore the requirement for the note hedges to contain an explicit limit on the number of shares required to be delivered to holders of the note hedges is not applicable.

ª	The note hedges do not require net-cash settlement in the event that IGT does not make timely filings with the SEC.

ª	There are no cash settled “top off” or “make whole” provisions.

ª	The note hedges require net-cash settlement only in specific circumstances in which IGT common stockholders also would receive cash in exchange for their shares.

ª	There are no provisions in the note hedges that indicate that the holder has rights that rank higher than those of a shareholder of the stock underlying the contract.

ª	There is no requirement in the note hedges for IGT to post collateral at any point or for any reason.

Consistent with the guidance provided for in FASB ASC 815-40-25-4 and 815-40-30-1, at inception, the cost of the note hedges, which represents the fair value of the note hedges, was recorded as a reduction of additional paid in capital within stockholders’ equity. Any subsequent changes in fair value are not recognized as long as the note hedges continue to meet the requirements necessary for equity classification which is reassessed at each balance sheet date. Since the note hedges are anti-dilutive, FASB ASC 260-10 requires the potential number of shares that would be received under the note hedges to be excluded from the calculation of fully diluted shares.

We determined the appropriate disclosure requirements for the note hedges based on the guidance in FASB ASC 815-40-50 and FASB ASC 505-10-50. In an effort to provide greater clarity with more specific discussion of the note hedge provisions and in response to the Staff’s comments, in future 10-K filings we will revise our footnote disclosures to substantially reflect the following:

Note Hedges and Warrant Transactions

Concurrent with the issuance of our Notes, we purchased separate note hedges and sold warrants, which effectively serve to reduce the potential future dilution associated with Note conversions and increase the initial Note conversion price to $30.14 per share. The call option in the note hedges has a strike price equal to the conversion price of the Notes, and the warrants have a higher strike price of $30.14 per share that serves to cap the amount of dilution protection provided. The warrants together with the note hedges create a capped call position on the shares underlying the Notes.

If our share price is above $19.97 upon conversion of the Notes, the note hedges will automatically neutralize the impact to share dilution, because IGT will receive shares under the note hedges exercised equal to the shares IGT must deliver to the Note holders. If our share price is above $30.14, upon exercise of the warrants IGT will deliver shares to the counterparties in an amount equal to the excess of our share price over $30.14. A 10% increase in our share price above $30.14 would result in the issuance of 3.9 million incremental shares upon exercise of the warrants. As our share price continues to increase, additional dilution would occur at a declining rate.

Prior to conversion or exercise, the Notes and warrants could have a dilutive effect on our earnings per share to the extent the price of our common stock during a given measurement period exceeds the respective exercise prices of those instruments. The note hedges are excluded from the calculation of diluted earnings per share as their impact is anti-dilutive.

The note hedges and warrants were separate transactions apart from the Notes, and Note holders have no rights with respect to these separate transactions. The note hedges and warrants are considered indexed to IGT stock, require net-share settlement, and met all criteria for equity classification at inception and at September 30, 2009. Accordingly, the note hedges cost of $177.3 million, net of deferred taxes of $65.5 million, and $66.8 million received for the warrants were recorded as adjustments to stockholders’ equity. Subsequent changes in fair value will not be recognized so long as the note hedges and warrants continue to meet the criteria for equity classification.

U.S. Securities and Exchange Commission	March 1, 2010	Page 7

Note Hedges

We paid an aggregate amount of $177.3 million to certain initial Note holders or their affiliates (note hedge counterparties/dealers) for note hedges with terms substantially similar to the embedded conversion options in the Notes. The note hedges cover, subject to anti-dilution and certain other customary adjustments substantially similar to those in the Notes, approximately 42.6 million shares of our common stock at a strike price of $19.97, which corresponds to the initial conversion price of the Notes.

The note hedges exercise automatically upon Note conversions and require the counterparty to deliver shares to IGT equal to the shares required to be delivered by IGT to the Note holder for the excess conversion value. The note hedges expire upon the earlier of the last day the Notes remain outstanding or the second scheduled trading day immediately preceding the maturity of the Notes on May 1, 2014.

Warrants

IGT received an aggregate amount of $66.8 million from the note hedge counterparties/dealers for the sale of rights to receive approximately 42.6 million shares of common stock underlying the Notes, subject to anti-dilution and certain other customary adjustments, at a strike price of $30.14 per share. Subject to certain adjustments, a maximum of 72.6 million shares may be delivered under the warrants.

The warrants are automatically exercised on their specified expiration dates that occur over a period of time ending in November 2014. If the volume weighted average share price of our common stock, as defined in the warrants (VWAP), exceeds the strike price of the warrants, IGT will deliver to the counterparties shares equal to the spread between the VWAP on the date of exercise or expiration and the strike price. If the VWAP is less than the strike price, neither party is obligated to deliver anything to the other.

Warrants, page 76

6.
Please supplementally explain to us both the anti-dilution provisions and “other customary adjustments” related to your warrants. In addition, given the aforementioned provisions of such warrants, please tell us what consideration you have given to the accounting guidance provided by FASB ASC 815-40-15.

Response:

The warrants were accounted for as equity transactions in accordance with the guidance provided in FASB ASC 815-40-25-4.

In determining the appropriate accounting treatment for the warrants, IGT considered the applicability of the guidance in FASB ASC 480, which requires liability classification for certain financial instruments. We determined that this guidance did not apply because, although the warrants represent conditional obligations to transfer a variable number of IGT’s shares, the monetary value of IGT’s obligation changes in the same direction as IGT’s stock, thereby creating a shareholder relationship (i.e. when IGT’s stock price increases, IGT’s obligation under the warrants increases).

Additionally, IGT considered the applicability of the guidance in FASB ASC 815, which requires derivative accounting for certain financial instruments, but determined that the warrants met the scope exception provided for in FASB ASC 815-10-15-74(a) which states that contracts issued by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity should not be considered derivatives and thus they are excluded from the scope of FASB ASC 815.

FASB ASC 815-10-15-74(a)(1) Analysis:
Based on the guidance provided for in FASB ASC 815-40-15-7, the warrants are considered indexed to IGT stock because (a) the warrant’s contingent exercise provisions are not based on an observable market or an observable index and (b) upon the occurrence of any of the warrant’s contingent exercise provisions, the warrant’s settlement amount in all possible scenarios is based solely on IGT stock.

U.S. Securities and Exchange Commission	March 1, 2010	Page 8

The settlement amount of the warrants may be adjusted, in accordance with specified mathematical calculations, upon the occurrence of certain events such as:

1.	subdivisions, consolidations or reclassifications of IGT common stock

2.	distributions or dividends of IGT common stock to existing holders

3.	distributions or dividends to existing holders of IGT common stock of a right to payment of dividends and/or the proceeds of liquidation of IGT

4.
distributions or dividends to holders of IGT common stock of securities of another issuer acquired or owned (directly or indirectly) by IGT as a result of a spin-off or other similar transaction, or any other type of securities, rights or warrants or other assets, in any case for payment (cash or other consideration) at less than the prevailing market price as determined by the calculation agent

5.	an extraordinary dividend (defined as any dividend that differs from IGT’s ordinary dividend amount on the date of the warrant transaction)

6.	repurchases by IGT or any of its subsidiaries of IGT common stock whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise

7.	a shareholder rights distribution event (IGT does not have a Shareholder Rights Plan)

8.	any merger or tender offer where IGT common stock is exchanged for shares of another issuer

9.	any other event that has a diluting or concentrative effect on the theoretical value of IGT common stock as determined based on options pricing models

10.	the occurrence of certain disruption events such as changes in law, failure to deliver, and insolvency filings

IGT evaluated each of the adjustment events based upon the guidance provided for in FASB ASC 815-40-15-7, and determined that the warrants are considered indexed to IGT stock.

IGT adopted the amended guidance provided for in FASB ASC 815-40-15 as of the beginning of fiscal 2010. As required, IGT reevaluated the warrants under the provisions of the amended guidance and determined that there was no impact because the warrant’s contingent exercise provisions and settlement amounts were still considered to be indexed to IGT stock.

FASB ASC 815-10-15-74(a)(2) Analysis:
Based on the guidance provided for in FASB ASC 815-40-25-4, the warrants are considered equity transactions because the warrants require net-share settlement and because all of the criteria in FASB ASC 815-40-25-7 through 815-40-25-35 and 815-40-55-2 through 815-40-55-6 were met as follows:

ª	IGT is permitted to settle the warrants in unregistered shares.

ª	IGT has sufficient authorized and unissued shares available to net-share settle the warrants after considering all other potential commitments to issue shares during the term of the warrants.

ª	The warrants contain an explicit limit on the number of shares required to be delivered to holders of the Notes (subject to standard adjustments for events such as stock splits).

ª	The warrants do not require net-cash settlement in the event that IGT does not make timely filings with the SEC.

ª	There are no cash settled “top off” or “make whole” provisions. The warrants include a make-whole provision that may be net-share settled.

ª	The warrants require net-cash settlement only in specific circumstances in which IGT common stockholders also would receive cash in exchange for their shares.

ª	There are no provisions in the warrants that indicate that the holder has rights that rank higher than those of a shareholder of the stock underlying the contract.

ª	There is no requirement in the warrants for IGT to post collateral at any point or for any reason.

U.S. Securities and Exchange Commission	March 1, 2010	Page 9

Consistent with the guidance provided for in FASB ASC 815-40-25-4 and 815-40-30-1, at inception, the proceeds received for the warrants, which represents the fair value of the warrants, were recorded as an increase to additional paid in capital within stockholders’ equity. Any subsequent changes in fair value are not recognized as long as the warrants continue to meet the requirements necessary for equity classification which is reassessed at each balance sheet date. FASB ASC 260 requires the potential number of shares that could be issued under the warrants to be included in the calculation of fully diluted shares using the treasury stock method.

Item 9A. Controls and Procedures, page 92

7.
We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting includes those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your management concluded on the applicable dates that your internal control over financial reporting was effective.

Response:

We confirm to the Staff that our internal control over financial reporting in fact includes those policies and procedures as described in subparts (1), (2), and (3) set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. We believe the alternative statement was made in our Form 10-K for the Fiscal Year Ended October 3, 2009 in Item 9A with the following phrase of the second sentence of the third paragraph:

“ .. . . management has concluded that, as of such date, our internal control over financial reporting was effective.”

However, in an effort to provide greater clarity and in response to the Staff's comments, we will revise our disclosures in future filings under Item 9A.—Internal Control over Financial Reporting to substantially reflect the following:

Management’s Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(ii)
provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. We have evaluated the effectiveness of our internal control over financial reporting as of September 30, 2009. This evaluation was performed using the Internal Control - Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that, as of such date, our internal control over financial reporting was effective. The attestation report issued by our independent registered public accounting firm on our internal control over financial reporting is included in the audit opinion in Part II, Item 8 of this report.

U.S. Securities and Exchange Commission	March 1, 2010	Page 10

Item 12. Security Ownership of Certain Beneficial Owners and Management page 93

8.
We note that you have securities remaining available for future issuance pursuant to more than one equity compensation plan. In future filings please provide the footnote disclosure required by Instruction 6 to Item 201(d) of Regulation S-K.

Response:

In response to the Staff's comments, in future filings we will expand the disclosures in Item 12 to separately identify the securities remaining available for future issuance by each plan, specifically the International Game Technology Stock Incentive Plan and the Qualified Employee Stock Purchase Plan.

Item 15. Exhibits and Financial Statement Schedules, page 94

9.
We note that you have omitted the schedules and exhibits referenced in your Second Amended and Restated Credit Agreement filed as exhibit 10.17. In your next Exchange Act report, please file a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein.

Response:

In response to the Staff's comments, a complete copy of our Second Amended and Restated Credit Agreement including all schedules and exhibits was filed with our Form 10-Q for the fiscal period ended January 2, 2010 as Exhibit 10.7.

Definitive Proxy Statement on Schedule 14A filed January 19, 2010

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

Fiscal 2009 Compensation - Pay Position Philosophy, page 20

10.
We note that you target individual elements of compensation as well as total direct compensation relative to peer group and survey data. In future filings, please disclose where compensation for each named executive officer actually fell relative to such targets. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

As the Staff notes, our discussion in the Compensation Discussion and Analysis (“CD&A”) identifies target or “benchmark” levels for base salaries, total cash compensation and total direct compensation for our named executive officers relative to peer group and survey data. The CD&A also identifies instances where an individual executive’s targeted compensation level was materially higher or lower than the applicable benchmark level. For example, the CD&A notes that one executive’s targeted base salary, total cash compensation and total direct compensation all exceeded the benchmark levels due to the executive’s additional responsibilities during the fiscal year as identified in the CD&A, while another executive’s targeted total direct compensation was lower than the benchmark level because she had only recently been promoted to an executive-level position. Except as noted in CD&A, there were no material deviations in the targeted compensation levels for the named executive officers relative to the applicable benchmark level.

For those named executive officers whose targeted compensation levels were set materially higher or lower than the applicable benchmark level, the Compensation Committee determined that it would be appropriate to set the executive’s targeted compensation at a level higher or lower than the applicable benchmark level based on its subjective assessment of the factors identified in the CD&A. In these cases, the actual targeted level of compensation for the named executive officer was no longer determined on a benchmarked basis but was determined on a subjective basis by the Compensation Committee taking into account the factors identified in the CD&A.

U.S. Securities and Exchange Commission	March 1, 2010	Page 11

In response to the Staff’s comments, in future filings we will continue to disclose the benchmark levels established by the Compensation Committee for purposes of determining the compensation of our named executive officers and identify any instances where a particular executive’s targeted compensation materially deviates from the benchmark level. If there is a material deviation between a named executive officer’s targeted compensation level and an applicable benchmark level, we will include where the executive officer’s actual targeted compensation level fell relative to the benchmark level. In cases where the named executive officer’s level was ultimately a subjective determination by the Compensation Committee and not benchmarked, we will clarify that the ultimate compensation decision was a subjective determination and not the result of benchmarking.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (702) 669-3297 (telephone) or 775-448-9150 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,

International Game Technology

 /s/ Patrick W. Cavanaugh
Patrick W. Cavanaugh
Executive Vice President, Chief Financial Officer, and Treasurer

cc:	Robert Plesnarski, Esq.
J. Jay Herron, Esq.
Loren J. Weber, Esq.
O’Melveny & Myers LLP